

December 7, 2022

Max H. Mitchell
President and Chief Executive Officer
Crane Company
100 First Stamford Place
Stamford, CT 06902

> **Re: Crane Company**
> **Amendment No. 2 to Draft Registration Statement on Form 10-12B**
> **Submitted November 23, 2022**
> **CIK No. 0001944013**

Dear Max H. Mitchell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10-12B

Crane Holdings, Co. - Unaudited Condensed Consolidated Interim Financial Statements
Condensed Consolidated Statements of Cash Flows, page F-6

1. Please reconcile the amount of loss on divestiture of asbestos-related assets and liabilities of $148.9 million during the nine months ended September 30, 2022 with the $162.4 million shown in the statements of operations on page F-2. We note disclosure on page F-21, the difference represents $13.5 million of transaction costs. Please also disclose where you have reflected the transaction costs in the financial statements. Similar reconciliation and disclosure also applies to the statements of cash flows for Crane Company at page F-86 and discussion on page F-98. Please advise or revise as appropriate.

You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ann Beth Stebbins